Exhibit 99.2

Level 12, Suite 1202 65 Berry Street North Sydney NSW 2060 Australia P.O. Box 651 Botany NSW 1455	Telephone 612 9902 6002 Facsimile: 612 9902 6006 info@simsmm.com www.simsmm.com

1 July 2013

Company Announcements Office

Australian Securities Exchange Ltd

Level 6

20 Bridge Street

Sydney NSW 2000

Dear Sir/Madam,

Re: Listing Rule 3.16.1

In accordance with Listing Rule 3.16.1, we wish to advise that Mr Daniel W. Dienst ceased to be a director of Sims Metal Management Limited effective 30 June 2013.

Yours faithfully

Frank Moratti

Group General Counsel and Company Secretary

Sims Metal Management Limited

ABN 69 114 838 630